May 14, 2014
VIA EDGAR

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:    Alon USA Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 14, 2014
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Response dated April 16, 2014
File No. 1-32567
Ladies and Gentlemen:
Set forth below is the response of Alon USA Energy, Inc. (the “Company”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 6, 2014 (the “Comment Letter”), with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2013 and Form 10-K for Fiscal Year Ended December 31, 2012, filed with the Commission on March 14, 2014 and March 14, 2013, respectively.
For your convenience, our response is prefaced by the exact text of the Staff’s comment in bold, italicized text.
Form 10-K for Fiscal Year Ended December 31, 2013

1.
We note your response to prior comment 2. Please note that although Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, Item 601(b)(10) does not include a similar provision. With your next periodic report, please re-file Exhibits 10.78, 10.79, 10.81, 10.83 and 10.85 to include omitted exhibits and schedules.

RESPONSE:
In response to the Staff’s comment, the Company will re-file Exhibits 10.78, 10.79, 10.81, 10.83 and 10.85 with its Form 10-Q for the Quarter Ending June 30, 2014 and will include the previously omitted exhibits and schedules.
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Securities and Exchange Commission
May 14, 2014

As requested in the Comment Letter, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Gillian A. Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.
Very truly yours,

Alon USA Energy, Inc.

By:    /s/ Shai Even
Name:    Shai Even

Title:	Senior Vice President and
Chief Financial Officer

cc:    Paul Eisman (Alon USA Energy, Inc.)
James A. Ranspot (Alon USA Energy, Inc.)
Gillian A. Hobson (Vinson & Elkins L.L.P.)
Karina V. Dorin (Securities and Exchange Commission)
Laura Nicholson (Securities and Exchange Commission)